AVINO SILVER & GOLD MINES LTD.
Suite 400, 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

June 29, 2001

B.C. Securities Commission
1100, 865 Hornby St.
Vancouver, BC
V6Z 2H4

Dear Sirs:

Re: Interim Financial Statement

We enclose herewith for filing with your office, the Company’s Form 51-901F Interim Financial Statement for the period ending April 30, 2001.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

Signed:

“Andrea D. Regnier”

cc:	Canadian Venture Exchange Salley Bowes Harwardt: Attn: P. Bowes Bartel, Eng, Linn & Schroder, Attn: Dan Eng